UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 18, 2017

MIMECAST LIMITED

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Tel: +44 0207 847 8700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ELECTION OF DIRECTOR; RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of Mimecast Limited, a company organized under the laws of the Bailiwick of Jersey (the “Company”), has elected Stephen M. Ward to serve as a Class I director of the Company for a term that runs from January 1, 2018 until the annual general meeting of shareholders of the Company to be held in 2019, and thereafter until his successor is duly elected and qualified. The Board also appointed Mr. Ward to serve as a member of the Board’s Audit Committee.

Mr. Ward has served as the Chief Information Security Officer at Teachers Insurance and Annuity Association of America (commonly known as TIAA) since May 2013. Previously, he served in a number of executive roles at JPMorgan Chase & Co., serving most recently as the Global Head of Risk and Business Management for Cybersecurity. Prior to joining JPMorgan Chase & Co., Mr. Ward served as a Special Agent in the United States Secret Service focusing on cybersecurity, personal protection and fraud. Mr. Ward has a bachelor of arts degree from Seton Hall University.

Mr. Ward was recommended to the Board by the Board’s Nominating and Corporate Governance Committee, in accordance with the provisions of its charter. There are no arrangements or understandings between Mr. Ward and any other person pursuant to which he was elected as a director. There are no transactions in which Mr. Ward has an interest requiring disclosure under Item 404(a) of Regulation S-K as promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has determined that Mr. Ward will qualify as “independent” under the guidelines promulgated by the Nasdaq Stock Market, Inc. and the applicable SEC rules.

In accordance with the Company’s non-employee director compensation policy (the “Compensation Policy”), Mr. Ward will receive an annual retainer of $50,000 for service as a director and reimbursement for out-of-pocket expenses incurred in connection with attending Board meetings. In addition, in accordance with the Compensation Policy, the Board has issued to Mr. Ward a restricted stock unit (“RSU”) award with a value of $200,000. The RSU award, which will become effective upon the commencement of Mr. Ward’s term as a director, will vest in annual installments over a three-year period, subject to his continued service as a director. The actual share amount of the RSU award will be determined based on the closing price of the Company’s ordinary shares on the NASDAQ Global Select Market on January 2, 2018, the first regular trading day following the effectiveness of Mr. Ward’s election to the Board. Under the Compensation Policy, Mr. Ward will be required to retain at least 50% of the ordinary shares underlying the RSU award while he remains a member of the Board.

Effective January 1, 2018, Norman Fiore will resign as a member of the Board. Mr. Fiore has informed the Company that his decision to resign from the Board was personal and did not result from a disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The full text of the press release issued by the Company on December 18, 2017 in connection with Mr. Wards’s election as a director of the Company is filed as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-215642), filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIMECAST LIMITED

Date: December 18, 2017	By:	/s/ Robert P. Nault
Robert P. Nault
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release entitled “Mimecast Announces Stephen Ward to Join Board of Directors” issued by the Company on December 18, 2017.

Exhibit 99.1

Mimecast Announces Stephen Ward to Join Board of Directors

Watertown, MA – December 18, 2017 – Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced Stephen Ward will join its Board of Directors on January 1st. Ward is the Chief Information Security Officer at TIAA, a Fortune 80 financial institution, where he provides progressive direction over cybersecurity and technology risk.

“We are excited to add Stephen to our Board of Directors, as he brings extensive knowledge of the business and risk management in cybersecurity,” said Peter Bauer, CEO & Chairman, Mimecast. “We appreciate his willingness to serve and look forward to benefiting from his leadership.”

Ward has more than 20 years of experience in physical security, personal protection, fraud, cybersecurity and technology risk acquired throughout his career in both the private sector and as a special agent with the U.S. Secret Service. At JPMorgan Chase, he was active in multiple aspects of overseeing incident response, cyber intelligence, fraud investigations and risk. Additionally, during his tenure with the Secret Service, the breadth of his training and experience included physical protection, fraud and cybersecurity.

Ward’s innovative approach has led to patent-pending technology related to malware analysis. He has also received award recognition from his industry peers in the cybersecurity field. Stephen is a veteran of the U.S. Coast Guard and graduated from Seton Hall University.

About Mimecast

Mimecast (NASDAQ: MIME) makes business email and data safer for 28,200 customers and their millions of employees worldwide. Founded in 2003, the company’s next-generation cloud-based security, archiving and continuity services protect email and deliver comprehensive email risk management.

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Press Contact

Alison Raymond Walsh

Press@Mimecast.com

617-393-7126

Investor Contact

Robert Sanders

Investors@Mimecast.com

617-393-7074